Av. Brigadeiro Faria Lima, 4100 | São Paulo, SP 04538-132 Brazil T: 55.11.3927.7702 tstirnberg@milbank.com

December 21, 2023

VIA EDGAR TRANSMISSION

Mr. Ken Schuler

Mr. Craig Arakawa

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company (Companhia Siderúrgica Nacional – CSN) Form 20-F for the fiscal year ended December 31, 2022

File No. 001-14732

Response to Staff Comment Letter Dated December 7, 2023

Dear Mr. Schuler, Mr. Arakawa, Ms. Gilmore and Mr. Woody:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by National Steel Company (Companhia Siderúrgica Nacional – CSN) (the “Company”) on December 7, 2023, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023.

The Staff has requested that the Company respond to the comment letter within ten business days or advise the Staff of when the Company will provide a response. On behalf of the Company, we hereby request an extension of an additional 10 business days to provide a response to the Staff’s comment letter.

Thank you for your consideration of this request for extension. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me, the Company’s counsel, at +55 (11) 3927-7702.

Sincerely,

/s/ Tobias Stirnberg

___________________________________
By: Tobias Stirnberg

cc: National Steel Company (Companhia Siderúrgica Nacional – CSN)

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer